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SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)

U.S. BANK NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)

31-0841368
I.R.S. Employer Identification No.

601 Second Avenue South Minneapolis, MN (Address of principal executive offices)	55402 (Zip Code)
Patricia M. Child U.S. Bank National Association 400 N. Michigan Avenue, 2nd Floor Chicago, Illinois 60611 Telephone (312) 836-6731 (Name, address and telephone number of agent for service)

HOUSEHOLD AUTOMOTIVE TRUST 2002-3
(Issuer with respect to the Securities)
 HOUSEHOLD AUTO RECEIVABLES CORP.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	36-4220459 (I.R.S. Employer Identification No.)
Household Finance Corporation 2700 Sanders Road Prospect Heights, Illinois (Address of Principal Executive Offices)	60070 (Zip Code)

Asset Backed Notes
(Title of the Indenture Securities)

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.
	a)	Name and address of each examining or supervising authority to which it is subject. Comptroller of the Currency Washington, D.C.
	b)	Whether it is authorized to exercise corporate trust powers. Yes
Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation. None
Items 3-15
The Trustee is a Trustee under other Indentures under which securities issued by the obligor are outstanding. There is not and there has not been a default with respect to the securities outstanding under other such Indentures.
Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.
	1.	A copy of the Articles of Association of the Trustee now in effect, incorporated herein by reference to Exhibit 1 of Form T-1, Registration No. 333-67188.*
	2.	A copy of the certificate of authority of the Trustee to commence business, incorporated herein by reference to Exhibit 2 of Form T-1, Registration No. 333-67188.*
	3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers, incorporated herein by reference to Exhibit 3 to Form T-1, Registration No. 333-67188.*
	4.	A copy of the existing bylaws of the Trustee, as now in effect, incorporated herein by reference to Exhibit 4 to Form T-1, Registration No. 333-67188.*
	5.	Not applicable.
	6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, incorporated herein by reference to Exhibit 6 to Form T-1, Registration No. 333-67188.*
	7.	Report of Condition of the Trustee as of March 31, 2002, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.
	8.	Not applicable.
	9.	Not applicable.

*Exhibits thus designated are incorporated herein by reference to Exhibits bearing identical numbers in Items 16 of the Form T-1 filed by the Trustee with the Securities and Exchange Commission with the specific references noted.

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SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois on the 20th day of November, 2002.

U.S. BANK NATIONAL ASSOCIATION
By:	/s/ PATRICIA M. CHILD Patricia M. Child Vice President

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FORM T-1
Item 1.
Item 2.
Item 3-15.
Item 16.
SIGNATURE